Mail Stop 4561

October 18, 2006

VIA USMAIL and FAX 011-86-755-83767379

Mr. Jinxu Wu
Chief Financial Officer
China Security & Surveillance Technology, Inc.
4/F, East 3/B, Saige Science & Technology Park
Huaqiang, Shenzhen, China 518028

> **Re:** **China Security & Surveillance Technology, Inc.**
> **Form 20-F for the year ended 12/31/2005**
> **Filed on 6/28/2006**
> **File No. 000-50917**

Dear Mr. Jinxu Wu:

We have completed our review of your Form 20-F and do not, at this time, have any further comments.

Sincerely,

Cicely LaMothe
Branch Chief